

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2018

Lori A. Woods
Chief Executive Officer
IsoRay, Inc.
350 Hills Street, Suite 106
Richland, Washington 99354

> **Re: IsoRay, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 19, 2018**
> **File No. 333-227909**

Dear Ms. Woods:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Percival at 202-551-3498 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Stephen R. Boatwright